UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Dissolution of Previous Independent Registered Public Accounting Firm

On December 31, 2024, Centurion ZD CPA & Co. (“Centurion”), the Company’s independent registered public accounting firm, was dissolved.

During our most recent fiscal year ended December 31, 2024, we had had no disagreements with Centurion on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

Appointment of New Independent Registered Public Accounting Firm

The Company has engaged SR CPA & Co. (“SR”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with SR regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of SR as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2025	FENBO HOLDINGS LIMITED

/s/ Hongwu HUANG
Hongwu Huang
Chief Executive Officer